

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 27, 2007

Mr. David Putnam
Chief Executive Officer
Nova Natural Resources Corporation
2951 Simms Street
Hollywood, Florida 33020

   Re: **Nova Natural Resources Corporation**
      Form 10-KSB for the Fiscal Year December 31, 2006
      Filed July 10, 2007
      File No. 000-15078

Dear Mr. Putnam:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

            Sincerely,

            Jill S. Davis
            Branch Chief